Exhibit 99.(h)(6)

FEE WAIVER/EXPENSE REIMBURSEMENT AGREEMENT

This Agreement, dated as of the close of business on January 13, 2012 is by and between Sentinel Asset Management, Inc., a Vermont corporation, located at One National Life Drive, Montpelier, VT 05604 (“Sentinel”) and Sentinel Group Funds, Inc., a Maryland corporation (the “Corporation”), located at One National Life Drive, Montpelier, VT 05604, on behalf of the Sentinel Mid Cap Value Fund (the “Fund”), a series of the Corporation.

WHEREAS, Sentinel has agreed to waive fees and/or reimburse certain expenses of the Fund for a limited period of time.

NOW THEREFORE, for good and valuable consideration, Sentinel and the Corporation, on behalf of the Fund, agree as follows:

1.             Sentinel shall waive fees and/or reimburse covered expenses of the Fund to the extent necessary to prevent the total operating expense ratio for the Fund’s Class A shares, on an annualized basis, from exceeding the total operating expense ratio of the Class A shares of the Sentinel Mid Cap Fund.

2.             This Agreement shall terminate on the earlier of the date on which the Fund is terminated as a series of the Corporation through merger or liquidation or otherwise, or March 31, 2013.  This agreement may be terminated at any time by a vote of the majority of the directors of the Fund, including the majority of the non-interested directors of the Fund.

The parties have executed this Agreement effective as of the date first set forth above.

SENTINEL GROUP FUNDS, INC., on behalf of the Sentinel Mid Cap Value Fund

Christian W. Thwaites President and Chief Executive Officer

SENTINEL ASSET MANAGEMENT, INC.

Christian W. Thwaites President and Chief Executive Officer